FORM N-SAR, ITEM 77K (CHANGES IN RESISTRANT'S CERTIFYING ACCOUNTANT)

Effective as of August 20, 2002, KPMG resigned as the independent auditor of the Registrant.

In the past two years, the Auditors' Report on the Registrant's financial statements did not contain an adverse opinion or disclaimer of opinion or was not qualified or modified as to uncertainty, audit scope, or accounting principles. The resignation of KPMG was accepted by the Registrant's Board of Directors. There were no disagreements between the Registrant and KPMG on any matter of accounting principles, practices, financial statement disclosure, or auditing scope or procedure of any nature, which disagreements, if not resolved to the satisfaction of KPMG would have caused it to make reference to the subject matter of the disagreements in connection with its report.

Included as an exhibit to this filing is a copy of KPMG's letter acknowledging and agreeing with this disclosure.